UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 8)1
Monmouth Real Estate Investment Corporation
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
609720-10-7
(CUSIP Number)
Mark J. Dadabbo
President
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 5, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.
1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

Page	2	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		52,369

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,369

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,369

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.15%

14.	TYPE OF REPORTING PERSON

HC
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

Page	3	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		394,590

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		394,590

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

394,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.15%

14.	TYPE OF REPORTING PERSON

CO
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

Page	4	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		2,665,063

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,665,063

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,665,063

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.76%

14.	TYPE OF REPORTING PERSON

IC
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

Page	5	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Erie Manufactured Home Properties, LLC (Federal ID #38-3153222)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		86,531

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		86,531

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,531

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.25%

14.	TYPE OF REPORTING PERSON

CO
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

Page	6	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apache Ventures, LLC (Federal ID #04-3626405)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		79,326

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,326

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,326

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.23%

14.	TYPE OF REPORTING PERSON

CO
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

Page	7	of	11

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Matthew Moroun, An Individual

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		4,469

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,347*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,469

	10.	SHARED DISPOSITIVE POWER

3,282,347*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,469

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%

14.	TYPE OF REPORTING PERSON

IN
* Consists of (i) 52,369 shares owned by Oakland Financial Corporation, (ii) 394,590 shares owned by Liberty Bell Agency, Inc., (iii) 2,665,063 owned by Cherokee Insurance Company, (iv) 86,531 owned by Erie Manufactured Home Properties, LLC, (v) 79,326 owned by Apache Ventures, LLC, and (vi) 4,469 owned by Matthew Moroun as of the close of business on April 30, 2011. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 8 TO
STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES ACT OF 1934, AS AMENDED
     This Amendment No. 8 amends Amendment No. 7 (as filed on July 7, 2008, “Amendment No. 7”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 7, or the original Schedule 13D.
     Items 3, 4, and 5 of Amendments Nos. 1 through 7, and the original Schedule 13D are hereby amended and supplemented as follows:
Item 3. Source and Amount of Funds or Other Consideration.
     The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 7, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $23.6 million.
     The fifth paragraph of Item 3 of Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, is hereby amended and restated in its entirety to read as follows:
     Upon filing the July 7, 2008 Amendment No. 7 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 2,402,845 shares of Common Stock, or 9.45% of the outstanding shares of Common Stock. At April 30, 2011, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 3,282,347 shares of Common Stock, or 9.56% of the outstanding shares of Common Stock.
     The increase from 9.45% ownership of the outstanding shares of Common Stock as of the July 7, 2008 filing to 9.56% at April 30, 2011 is attributable to the net effect of:
1)	Issuer issued 8,908,181 (35%) new shares of Common Stock between July 8, 2008 and April 30, 2011, and therefore, shares outstanding increased from 25,432,642 to 34,340,823 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively increased their owned shares of Common Stock by 879,502 shares, increasing their collective owned shares by 37% from 2,402,845 shares at July 7, 2008 to 3,282,347 shares at April 30, 2011.

Item 4. Purpose of Transaction.
     The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 7, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun had net acquisitions of 879,502 shares of Common Stock between June 30, 2008 and April 30, 2011. Their total ownership of the outstanding shares of Common Stock was 9.56% at April 30, 2011, up from 9.45% at June 30, 2006.
Item 5. Interest in Securities of the Issuer.
     Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 7, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:
     (a) As of April 30, 2011, Oakland owned 52,369 shares of Common Stock, or approximately 0.15% of the outstanding shares of Common Stock, Liberty Bell owned 394,590 shares of Common Stock, or approximately 1.15% of the outstanding shares of Common Stock, Cherokee owned 2,665,063 shares, or approximately 7.76% of the outstanding shares of Common Stock, Erie owned 86,531 shares, or approximately 0.25% of the outstanding shares of Common Stock, Apache owned 79,326 shares, or approximately 0.23% of the outstanding shares of Common Stock, and Matthew Moroun owned 4,469 shares, or approximately 0.01% of the outstanding shares of Common Stock. On a collective basis, as of April 30, 2011, the reporting persons beneficially owned an aggregate of approximately 9.56% of the outstanding shares of Common Stock.
     The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock (and excluding “Preferred Stock” outstanding) as reported by Issuer in its Form 10-Q for the quarter ended December 31, 2010.
     (b) As of April 30, 2011, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 52,369 shares of Common Stock, or approximately 0.15% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 394,590 shares of Common Stock, or approximately 1.15% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 2,665,063 shares of Common Stock, or approximately 7.76% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 86,531 shares of Common Stock, or approximately 0.25% of the outstanding shares of Common Stock, Apache had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 79,326 shares of Common Stock, or approximately 0.23% of the outstanding shares of Common Stock, and Matthew Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 4,469 shares of Common Stock, or approximately 0.01% of the outstanding shares of Common Stock.

     (c) During the 60-day period preceding the date of this Amendment No. 8, Oakland acquired 994 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $7,706.
     During the 60-day period preceding the date of this Amendment No. 8, Liberty Bell acquired 7,492 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $58,065.
     During the 60-day period preceding the date of this Amendment No. 8, Cherokee acquired 50,602 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $392,169.
     During the 60-day period preceding the date of this Amendment No. 8, Erie acquired 1,643 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $12,733.
     During the 60-day period preceding the date of this Amendment No. 8, Apache acquired 1,316 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $10,201.
     During the 60-day period preceding the date of this Amendment No. 8, Matthew Moroun acquired 84 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $651.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2011

OAKLAND FINANCIAL CORPORATION
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

LIBERTY BELL AGENCY, INC.
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

CHEROKEE INSURANCE COMPANY
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

ERIE MANUFACTURED HOME PROPERTIES, LLC
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

APACHE VENTURES, LLC
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

MATTHEW T. MOROUN
By:	/s/ Matthew T. Moroun
	Name:	Matthew T. Moroun,
An Individual